

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Richard Ferrari
Executive Chairman of the Board
Tenon Medical, Inc.
104 Cooper Court
Los Gatos, CA 95032

       Re: Tenon Medical, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1
            Submitted October 8, 2021
            CIK No. 0001560293

Dear Mr. Ferrari:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted October 8, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Borrowings, page 60

1. We note from your revised disclosure on page 61 in response to prior comment 11 that the convertible promissory notes issued in June 2021 are convertible into your subsidiary's Series A Preferred Stock. We also note from your disclosure on page F-14 that shares of the company's Series A Convertible Preferred Stock have been set aside for the potential conversion of TTAG Series A shares owned by its minority shareholders. Please address these securities in footnote 3 on page 13. If there will be any preferred securities of your subsidiary outstanding after your offering, please include related disclosure, including risk factor disclosure regarding voting rights, liquidation preferences, etc., if appropriate.

Business
Legal Proceedings, page 84

2.   We note your revised disclosure here that provides a description of the ongoing arbitration with former director and CEO, Khalid Mentak, "for unpaid wages and other claims." We also note your statement on page 93 that "Mr. Mentak has filed for arbitration against the Company for claims under the KM Consulting Agreement." Please revise your description here to clarify the factual basis alleged to underlie the proceeding.

    You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey P. Wofford, Esq.